VIA FACSIMILE 202-772-9202  (three pages in total)

Attention:  Mr. David R. Humphrey

                  Branch Chief

BREEZER VENTURES, INC.

202-351 No. 13 Mai Zidian Zao Ying Beili

Chaoyang District

Beijing, F4

China, 100024

June 26, 2009

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

RE:       Breezer Ventures, Inc.

            Form 10-K for the year ended June 30, 2008

            File No. 333-129229

Dear Sir:

In reply to your letter of request dated March 11, 2009 and May 18, 2009, we have the following comments in answer to your review comments:

  Report of Independent Registered Public Accounting Firm, Page F-1

We attach the unqualified opinion from the accounting firm of Gee and Company which covers the fiscal period of May 15, 2005 (inception) to September 30, 2006 as requested.  We will be filing an amended Form 10-K to include this attachment upon settling these matters with your Division.

  Note 4 Due from Shareholder

The receivable from the shareholder was not or ever an extension of any credit from the Company.  The Company was in the process of closing its bank account having the funds transferred to a new bank.  As such, the funds withdrawn from the former bank were held in draft form for deposit into the new bank.  However the opening of the new account took longer than expected due to bank compliance procedures.  The new bank account was subsequently opened after the cut off for the period ending June 30, 2008.  Accordingly, the bank draft was held by the shareholder on behalf of the public company until such time that the new bank account was established at which point in time, the company funds were deposited.

  Note 3 - Going Concern

We do not have the necessary funds to cover the anticipated operating expenses over the next twelve months; it will be necessary for the company to raise additional funds through the issuance of equity securities, through loans or debt financings.  There can be no assurance that we will be successful in raising the required capital or that actual cash requirements will not exceed our estimates.  We do not have any agreements in place for equity financing and or loan and debt financing.  In the event that the Company is unsuccessful in its financing efforts, the Company may seek to obtain short term loans from its director.

The narrative of the MD&A section will be amended to include comments from the above-noted Note 3.  This amendment will be reflected in the amended 10-K filing.

We trust the above-noted comments will satisfy your review enquiries.  If you have any further comments or questions, please do not hesitate to contact me at your convenience.

Sincerely,

Huaiqian Zhang

Chief Executive Officer

Attachment:  Report of Independent Registered Accounting Firm

December 26, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Breezer Ventures Inc.:

I have audited the accompanying  balance sheet of Breezer Ventures Inc. as at 30 September 2006 and the related  statements of operations and deficit, cash flow and changes in shareholder's equity and comprehensive income for the period then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  I believe that my audit provides a reasonable basis for my opinion.

In my opinion, these financial statements present fairly, in all material respects, the financial position of   Breezer Ventures Inc. as at 30 September 2006 and the results of the operations and cash flow of the company for the period then ended, in conformity with generally accepted accounting principles accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.   As discussed in Note 2 to the financial statements, the Company has had limited operations and have not commenced planned principal operations.  This raises substantial doubt about its ability to continue as a going concern.  Management's plan in regard to these matters are also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, BC, Canada	/s/ "Gordon K.W. Gee"
December 27, 2007	CHARTERED ACCOUNTANT